AIPM
AMERICAN ISRAELI PAPER MILLS LTD. GROUP               Meizer street
                                                      Industrial Zone P.O.B. 142
                                                      Hadera 38101, Israel
                                                      Tel: 972-4-6349402
                                                      Fax: 972-4-6339740
                                                      E-Mail: hq@aipm.co.il

AUGUST 18, 2005

APRIL SIFFORD, BRANCH CHIEF
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE

            RE:   AMERICAN ISRAELI PAPER MILLS LTD.
                  FORM 20-F FOR FINANCIAL YEAR ENDED DECEMBER 31, 2004 FILED JUNE 28, 2005

FROM:  ISRAEL ELDAR, CFO
       AMERICAN ISRAELI PAPER MILLS LTD. (hereafter - AIPM)

Dear Ms. Sifford

In reply for your letter dated July 21, 2005, here is our reference:

Control and Procedures, Page 48

      1. Comment - We note that your performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures within 90 days prior to your report. Please note that you were required to perform your evaluation as of the last day of the reporting period. Refer to Release 33-8238. Please amend your filing to comply.

            Answer -The company maintains, as mentioned in the Form 20-F, disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management. The specific evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, that was performed within the 90 days prior to the date of the report, is designed to enable a detailed check of the procedures, and by that we are convinced, by the date of the report, that the procedures are effective also at the last date of the reporting period. Therefore it could be concluded that the evaluation was made for the last date of the reporting period as well. In response to your comment, the company will amend the filing (following the completion of this correspondence) in ITEM 15 as follows:
            Instead of: "Within 90 days prior to the date of this report, the Company performed..." it will be written: "As of the end of the period covered by this report, the company performed..."

Financial Statements, Page 51

      2. Comment - Please explain to us why your reconciliations to U.S. GAAP on page 56 do not include an adjustment equal to your proportionate share of the differences between amounts recorded for Israeli GAAP and amounts recorded for U.S. GAAP in the financial statements of your associated companies.

            Answer - The reconciliation to U.S. GAAP on page 56 includes the adjustment equal to our proportionate share in the adjustments of our associated companies within the "functional currency" item. The company has classified historically the said reconciliation to the "functional currency" item because, in the past, most of the difference between the Israeli GAAP and the U.S. GAAP, regarding the associated companies was caused by the functional currency differences (report adjusted to the dollar under Israeli GAAP as compared with unadjusted report under U.S. GAAP).

            In light of your comment, if it is preferred to report separately the reconciliation resulting from our share in the adjustments of the associated companies, attached hereby a proposal for an amendment in ITEM 18 as follows:

      I. THE EFFECT OF APPLYING U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS IS AS FOLLOWS:

      1)    Consolidated statement of income figures:



                                                                                                 Year ended December 31
                                                                                           ---------------------------------
                                                                                             2004         2003         2002
                                                                                           -------      -------      -------
                                                                                                    NIS in thousands
                                                                                                (except per share data)
Net income, as reported  according to Israeli GAAP                                          62,732       60,047       37,460
Effect of treatment of the following items in accordance with U.S. GAAP:
Functional currency*                                                                         2,385        5,834       22,517
Deferred income taxes - net                                                                 (2,080)      (4,703)     (17,156)
reconciliation resulting from our share in the adjustments of the associated companies       2,442        2,409       10,737
Other then temporary impairment of an investment in an associated company                               (16,986)
Amortization of other then temporary impairment of an investment in
   an associated company                                                                     1,699
Applying APB 25 in respect of employee stock options:

Gross amount                                                                               (12,660)     (12,705)       1,667
Deferred taxes                                                                               4,202        4,573         (601)
                                                                                           -------      -------      -------
Net income under U.S. GAAP                                                                  58,720       38,469       54,624
                                                                                           =======      =======      =======

Exhibits, Page 93

      3. Comment - We note that you provide an auditor's reports for Effeh landfill Ltd. With regard to this report:

            o Comment - Please explain to us why this report is provided. We note that this company does not appear to be mentioned among the your subsidiaries.

                  Answer - The auditor's report for Effeh Landfill Ltd. (hereafter - Effeh) is provided since the auditor's report of Barthelemi Holdings Ltd. (hereafter - Barthelemi) and the auditor's report of TMM Integrated Recycling Industries Ltd. (hereafter - TMM) makes reference to and place reliance on the work of the auditors of Effeh (see also questions 5 and 7 in your letter dated July 21, 2005).
                  Effeh is not mentioned among our subsidiaries, because our effective holding in its shares is 10.4% (it is a 25% owned associated company of our 41.6% owned associated company,
                  TMM), and Effeh is also immaterial to our operations (our share in Effeh's loss was 0.07% of our net income in 2004).

            o Comment - Please tell us why you believe it appropriate to include this report on the two years ended December 31, 2004, rather than on the three years ended December 31, 2004.

                  Answer - We included the report for the two years ended December 31, 2004 rather than for the three years ended December 31, 2004 because the shares of Effeh were purchased by TMM only in 2003.

            o Comment - Please tell us why you believe it is not inappropriate for the financial statements of Effeh Landfill Ltd. to be audited by Bar-Lev, Merrari, Geva & Co. C.P.A., which firm does not appear to be registered with the Public Company Accounting Oversight Board.

                  Answer - We believe that it is appropriate for Bar-Lev, Merrari, Geva and Co., C.P.A. to be Effeh's auditors, as they implemented the regulations of the PCAOB, as mentioned in their report. We emphasis again, as described above, that Effeh is an associated company of our associated company, and it is immaterial to our operations (0.07% in 2004). The company will approach Bar-Lev, Merrari, Geva and Co. to ask them to comply with the requirements of the filing.

      4. Comment - We note that the auditor's report for Carmel Containers Systems Ltd. makes reference to and places reliance on the work of other auditors. Please tell us the identity of such other auditors and whether their report is also included in your filing.

            Answer - The "other auditors" referred to by the auditors of Carmel Containers Systems Ltd. (hereafter - Carmel) are PwC, and their report regarding Carmel's subsidiary is not included, because PwC are AIPM's auditors.

      5. Comment - We note that the auditor's report for Barthelemi Holding Ltd. makes reference to and places reliance on the work of other auditors. Please tell us the identity of such other auditors and whether their report is also included in your filing.

            Answer - The "other auditors" referred to by the auditors of Barthelemi are Bar-Lev, Merrari, Geva and Co., C.P.A. (auditors of Effeh) and Mualem Glazer Inbar Junio & Co. (auditors of M.M.M. united Landfill Industries (1998) Ltd. (hereafter - M.M.M)), and their reports have been included in our Form 20-F for 2004.


6.    Auditor's report for M.M.M.

      Comment - We note that you provide an auditor's report for M.M.M. United Landfill Industries (1998) Ltd. With regard to this report:

            o Comment - Please explain to us why this report is provided. We note that this company does not appear to be mentioned among your subsidiaries.

                  Answer - The report is provided since the auditor's report of Barthelemi and the auditor's report of TMM makes reference to and place reliance on the work of the auditors of MMM (see also questions 5 and 7 in your letter dated July 21, 2005). M.M.M. is not mentioned among our subsidiaries, because our effective holding in its shares is 13.7% (it is 33% owned company of our 41.6% owned associated company, TMM), and M.M.M is also immaterial to our operations (our share in MMM's profit was 1.67% of our net income in 2004).

            o Comment - Please tell us why you believe it is not inappropriate for the financial statements to M.M.M. United Landfill Industries (1998) Ltd. to be audited by Mualem Glazer inbar Junio & Co., which firm does not appear to be registered with the public Company Accounting Oversight Board.

                  Answer - We believe that it is appropriate for Mualem Glazer Inbar Junio & Co. to be M.M.M.'s auditors, as they implemented the regulations of the PCAOB, as mentioned in their report. We emphasis again, as described above, that MMM is 33% owned by our associated company, and it is immaterial to our operations (1.67% in 2004). The company will approach Mualem Glazer Inbar Junio & Co. to ask them to comply with the requirements of the filing.

      7. Comment - We note that the auditor's report for TMM Integrated Recycling Industries Ltd. makes reference to and places reliance on the work of other auditors. Please tell us the identity of such other auditors and whether their reports are also included in your filing.

            Answer - The "other auditors" referred to by the auditors of TMM are Bar-Lev, Merrari, Geva and Co., C.P.A. (auditors of Effeh) and Mualem Glazer Inbar Junio & Co. (auditors of M.M.M), and their reports have been included in our Form 20-F for 2004.

      8. Comment - We note that the auditor's report for Mondi Business Paper Hadera Ltd. references only the financial statements at December 31, 2004, and for the year ended December 31, 2004. Please amend your filing to include a reissued audit report on the financial statements of this company at December 31, 2003 and December 31, 2002, and for the two years ended December 31, 2003.

            Answer - Before the year 2004 the auditors of Mondi Business Paper Hadera Ltd. were PwC. The filing will be amended to include PwC's audit reports for the corresponding years.

      9. Comment - We note that you include a US GAAP Adjustment Report for Rakefet Marketing and Trade Services ltd. Please explain to us your relationship to this company and why this report is included.

            Answer - Rakefet Marketing and Trade Services Ltd. (hereafter - Rakefet) is an associated company. All of Rakefet's assets are the holdings of other associated companies of AIPM. Because it has no activities of its own, we consider Rakefet to be immaterial to our operations, and therefore it is not mentioned among our subsidiaries and associated companies.
            In addressing your comment it was noted that the auditor's report on Rakefet was inadvertently omitted from our filing, and it will be included in the amended filing.

      10. Comment - As to US GAAP adjustments presented for associated companies, amend your filing to include US GAAP adjustments for all periods presented in your filing.

            Answer - The company receives, historically, a report regarding adjustment to US GAAP from other auditors regarding its associated companies, for the reported year, while the results regarding previous years are based on the reports received in the years before (that were included in these years fillings).

            The filing will be amended to include US GAAP adjustments for all periods presented in the filing.

      11. Comment - Please expand your disclosure to include explanatory language that clarifies your relationships to all companies whose financial statements and/or audit reports are included in your filing. Provide sufficient information so that it is clear to the reader that all of the required information is, in fact, included.

            Answer - The list of subsidiaries and associated companies, attached in ITEM 4 C. in our filing, contains the material and directly held subsidiaries and associated companies. As the other companies are immaterial to our operations, and their results are included in the results of the above mentioned companies, we believe that any additional information could be confusing to the reader. In light of your request, we will add the following sentence in connection with the list of subsidiaries and associated companies (in ITEM 4 C.) :

            " In the exhibits we enclosed the auditors' reports of other companies, because they have other auditors depending on their audit reports, although these companies are immaterial to the company's operations".

      We hope the above is answering all your questions. You may contact me at 972-4-6349470 if you have any questions regarding our response.

      The amended filing will follow the completion of this correspondence.

      At your request we hereby acknowledge that:

            o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

                                            Sincerely,
                                            Israel Eldar, CFO
                                            AMERICAN ISRAELI PAPER MILLS LTD.